Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

De3 Inc.
100 S ASHLEY DR STE 600
Tampa, FL 33602
https://de3.ai/

Up to $1,235,000.00 in Class A Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: De3 Inc.
Address: 100 S ASHLEY DR STE 600, Tampa, FL 33602
State of Incorporation: DE
Date Incorporated: August 03, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Class A Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

Friends and Family Early Birds

Invest within the 48 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the three weeks and receive 5% bonus shares

Amount-Based:

$25,000 | Tier 1

Invest up to $25,000 and receive a 3% Bonus of Series A Common Stock non-voting shares.

$50,000 | Tier 2

Invest up to $50,000 and receive a 5% Bonus of Series A Common Stock non-voting shares.

$100,000 | Tier 3

Invest up to $100,000 and receive a 10% Bonus of Series A Common Stock non-voting shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

De3 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

De3 Inc. ("De3" or the "Company") is a pre-revenue, AI company dedicated to the real-time detection and elimination of pathogens and contaminants in the air, soil, water, and any hard surface. Detection is accomplished using hardware and software systems, AI/machine learning,/computer vision. This approach enables the clean-up efforts to be targeted and precise and avoids the overuse and underuse of remediation substances.

In addition, De3 uses a proprietary and ecologically-friendly biosurfactant known as Rhamnolipid. Rhamnolipid is a naturally occurring substance known to be effective in a wide array of applications from destroying the COVID-19 virus to removing oil from saturated soil and water. Together, these technologies can work together to make our planet healthier and safer for plants, animals, and humans.*

* https://microbialcellfactories.biomedcentral.com/articles/10.1186/s12934-020-01497-9

Business Model

In the early stages, De3 is targeting revenue through services in:

- Hatcheries and pet distributors to detect and remediate harmful bacteria and to count inventory.

- Assisted living facilities and homes to detect and remediate harmful bacteria, mold, and allergens.

- Hospitals to detect and remediate harmful bacteria.

- General engineering and AI development services.

Once sufficient funding is obtained, De3 will target additional revenue through automated detection services, AI engineering services, selling of rhamnolipid products, licensing of software/hardware, licensing of rhamnolipid formulations, and remediation using drones and robots in industrial scale partnerships such as sports stadiums, manufacturing facilities, schools, daycares, residences/apartments, shopping centers, restaurants, cruise ships, food processing and packing facilities, agricultural companies and farms, gyms, sewer treatment plants.

The goal is to validate our approach through third-parties such that we can provide pathogen-free facility certifications. Potentially becoming an EPA/USDA-approved tester and certifier. Our rhamnolipid product is already registered with the Federal EPA and Florida EPA and has been extensively tested for toxicity and effectiveness.

Corporate Structure

De3 Inc., a Delaware C-Corp, is the current operating entity formed on November 2, 2022, whereas Decontaminate Inc., formed on August 3, 2020 as a Delaware C-Corp, was previously used for research purposes only. There was no relationship between Decontaminate Inc. and De3 Inc. There were no assets or licenses that were transferred between entities. De3 Inc. holds all of the technology and trade secrets that Decontaminate Inc. previously held. Decontaminate Inc. will be dissolved as it only served in a research capacity.

De3 Inc. has four wholly-owned subsidiaries: Biosurfactants LLC, AI and ML LLC, Pathogen and Contaminate Detection LLC, and Decontamination and Cleaning using AI Inc. Pathogen and Contaminate Detection LLC will manage all of the detection and cleanup services using our current and future detection systems, such as the liquid viewing and detection application. AI and ML LLC will handle all of the general AI engineering, consulting, and creating custom software/hardware systems implementing AI or general computer systems for clients. Biosurfactants LLC will handle the production, transfer, and sale of rhamnolipid biosurfactant products, and any other biosurfactant-related matter.

Intellectual Property

Decontamination and Cleaning using AI Inc. owns all of the IP, assets, and technologies which it licenses out to the other entities. Any and all IP/Trade secrets from the past, present, and anything in the future that is developed will be owned by Decontamination and Cleaning using AI Inc. Currently, we have over 25 patent applications filed with the USPTO and WIPO. Our founder has a robust history of patent filings with previously granted patents.

Competitors and Industry

Competitors

There are several global major players and competitors in the detection, testing, and rhamnolipid markets including, but not limited to: Microbac, Bureau Veritas, Charles River, ALS Global, Thermo Fisher Scientific, AGAE Technologies, Evonik Industries, Stepan.

The recurring theme amongst our competitors is they provide testing and detection services and products that take many hours to days before you get results. Our targeted advantage is that we will detect in real-time without having to send samples to a facility or wait for hours-long on-location testing. Our systems and AI have a visual on the sample and immediately start detecting any potential material and displays those findings, in real-time, to end users. With those results, we could then remediate with clean and natural biosurfactants and not with harsh chemical solutions.

Our rhamnolipid trade secrets give us an advantage over our competitors and our eco-friendly products give us advantages over toxic and synthetic product manufacturers with the current environmental responsibility movement.

Industry

Artificial intelligence is slowly becoming a part of all industries. De3 is part of a growing trend in the AI and biomedical industry focusing on pathogen detection following the appearance of several outbreaks and pandemics (1). The overall pathogen detection market is expected to reach 5.7 Billion by 2025 with a CAGR of 12.2% (2). As further outbreaks continue to arise, more and more governments, businesses, and individuals will need to find ways to quickly identify a potential outbreak before it spreads and treat it effectively before it reaches the masses. As with AI, rhamnolipids and biosurfactants have also begun to see increased demand, especially considering the “green” movement and an increase in environmental responsibility. The global biosurfactants market is projected to grow from $4.18 billion in 2022 to $6.04 billion by 2029, at a CAGR of 5.4% in the forecast period (3). Within the biosurfactant market, the rhamnolipid market is expected to increase by USD 35.86 million from 2021 to 2026, as per the latest market analysis report by Technavio. The report also identifies the market to witness an accelerating growth momentum at a CAGR of 9.06% during the forecast period (4).

(1) Source 1: https://www.marketwatch.com/press-release/pathogen-detection-market-growth-by-forthcoming-developments-2022-business-insights-with-covid-19-impact-top-key-players-and-detailed-analysis-of-market-with-production-

capacity-estimates-till-2029-2022-07-05

(2) Source 2: https://www.marketsandmarkets.com/Market-Reports/microbial-identification-market-10702182.html

(3) Source 3: https://www.fortunebusinessinsights.com/biosurfactants-market-102761

(4) Source 4: https://www.prnewswire.com/news-releases/rhamnolipids-market-size-to-grow-by-usd-35-86-million--39-of-the-market-growth-to-originate-from-europe-technavio-301520136.html

Current Stage and Roadmap

Current Stage

Our detection service utilizes newly developed technology. We have developed algorithms with the ability to identify bacteria, large viruses, and algae, with further classifications being added as we develop the system. We have built a camera system that connects live samples to this algorithm. We are currently implementing our systems with drones and robots to further automate the sample collection process. We are looking to begin generating revenues and gain market share as we go to market.

We are also in possession of a strain of bacteria capable of producing large quantities of rhamnolipid. We have developed and refined the production process with trade secrets and production techniques. We also know what is needed to mass produce rhamnolipid, although we do not currently have the funding required to complete that process.

Future Roadmap

As we improve and develop our current and future technologies, we will grow and expand our company and a world-class team. We will continue to research and develop new and improved systems and services, with the goal of becoming the go-to leaders of automated pathogen and contaminant detection systems and natural biosurfactants.

We plan to continue developing upgrades to our detection systems by adding more capabilities with new sensors, classes, and automation.

The Team

Officers and Directors

Name: Mehul Patel

Mehul Patel's current primary role is with Prixcel Health & Education Consulting . Mehul Patel currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director of Pathogen and Contaminate Detection LLC
  Dates of Service: September, 2021 - Present
  Responsibilities: Focus on pathogen research , detection , work with development team and CEO on implementing new strategies for technology development and client implementation needs. Mehul does not receive compensation.

Other business experience in the past three years:

- **Employer:** Prixcel Health & Education Consulting
  Title: Physician
  Dates of Service: July, 2012 - Present
  Responsibilities: Consults patients, clients and corporations, provides medical consulting and coaching to patients and clients with challenges that prevent them from optimizing their potential. Interprets diagnostic tests and results as well as provides a holistic treatment plan.

Name: Daniel Ramon Rojas

Daniel Ramon Rojas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations of Pathogen and Contaminate Detection LLC
  Dates of Service: January, 2022 - Present
  Responsibilities: Coordinating and assisting in the development of technology. Managing and coordinating the team and assisting in administrative and company functions. Daniel does not receive compensation.

Other business experience in the past three years:

- **Employer:** Rhamnolipid, Inc
  Title: Team Member
  Dates of Service: June, 2018 - February, 2020
  Responsibilities: Daniel helped manage day-to-day operations and administrative tasks while also managing meetings, company contacts, partners, and research teams. He also developed the websites and assisted in rhamnolipid biosurfactant production and technology development.

Name: Steven Joseph Brownstein

Steven Joseph Brownstein's current primary role is with USDA. Steven Joseph Brownstein currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of IT of Pathogen and Contaminate Detection LLC
  Dates of Service: July, 2022 - Present
  Responsibilities: Assists in operations of the company, working closely with department heads and supervisors to support the day-to-day activity of employees. Manages the company's IT needs. Steven does not receive compensation.

Other business experience in the past three years:

- **Employer:** USDA
  Title: Senior Information Technology Specialist
  Dates of Service: August, 2022 - Present
  Responsibilities: IT Consulting, Technical Support, Information Security, Project Management, Change Management, Cybersecurity, Customer Service, Computer Networking, Training

Name: Alyssa Nichole Cruz

Alyssa Nichole Cruz's current primary role is with NoTraffic. Alyssa Nichole Cruz currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Client Services of Pathogen and Contaminate Detection LLC
  Dates of Service: July, 2022 - Present
  Responsibilities: I provide client services, assist with cybersecurity advice, and manage the social media and hiring platforms. Alyssa does not receive compensation.

Other business experience in the past three years:

- **Employer:** NoTraffic
  Title: VMC Operator
  Dates of Service: August, 2022 - Present
  Responsibilities: TBD

Name: Jesse Edmond Fabish

Jesse Edmond Fabish's current primary role is with Service Engineering, LLC . Jesse Edmond Fabish currently services 10 - 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of debt and equity financing of Pathogen and Contaminate

Detection LLC
Dates of Service: July, 2022 - Present
Responsibilities: Lead fundraising efforts and assist with operations. Jesse does not receive compensation.

Other business experience in the past three years:

- **Employer:** Service Engineering, LLC
  Title: Project Manager
  Dates of Service: August, 2021 - Present
  Responsibilities: Jesse coordinates ongoing projects, assists in design of structural retaining walls, and handles scheduling and material procurement.

Other business experience in the past three years:

- **Employer:** FDH Infrastructure Services
  Title: Engineering Supervisor
  Dates of Service: June, 2014 - August, 2022
  Responsibilities: Jesse led a team of engineers and data scientists in the development of a structural monitoring system for the US Air Force.

Name: Timothy Sierzega Rouse

Timothy Sierzega Rouse's current primary role is with Freelance . Timothy Sierzega Rouse currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director of AI and ML LLC
  Dates of Service: April, 2022 - Present
  Responsibilities: Tim is the Managing Director of AI and ML LLC, providing technical guidance as well as building out much of the AI and physical hardware. He received approximately $28,336 in compensation for the development of technology as an independent contractor.

Other business experience in the past three years:

- **Employer:** Freelance
  Title: Data-Scientist
  Dates of Service: February, 2019 - Present
  Responsibilities: Over the course of the past 3 years Tim has worked as a Data Scientist, including as the Team Lead of an AI Engineering / Data Science team and as a freelance Data Scientist, etc.

Name: Keith Louis De Santo

Keith Louis De Santo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December, 2022 - Present
  Responsibilities: Keith personally funded the company and ran all operations. He receives $1 of annual compensation.

Name: Francis Joe Trebbe III

Francis Joe Trebbe III's current primary role is with Sevita. Francis Joe Trebbe III currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director of Biosurfactants LLC
  Dates of Service: September, 2021 - Present
  Responsibilities: Serves as a managing director of operations of biosurfactants llc. Joe does not receive compensation.

Other business experience in the past three years:

- **Employer:** Sevita
  Title: Executive Director of Operations
  Dates of Service: October, 2021 - Present
  Responsibilities: Reviews, analyzes, and evaluates business operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in De3 Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Series A non-voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock Series A non-voting shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and/or software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock Series A non-voting shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not

survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Liquid Tube Viewing and Detection of Contaminate and Pathogen Apparatus or that the product may never be used to engage in transactions. We may also not be able to produce or purchase Rhamnolipid Biosurfactants at industrial levels. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We will always be in the research and development stage and have only manufactured a prototype for our Liquid Tube Viewing and Detection of Contaminants and Pathogens Apparatus, Rhamnolipid Biosurfactant Applications, and other apparatuses/software applications, etc. Delays or cost overruns in the development of our Liquid Tube Apparatus and Rhamnolipid Biosurfactant Applications and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, costs of components, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock Series A non-voting shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

De3 Inc. was formed on 11/08/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. De3 Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Liquid Tube Apparatus and Rhamnolipid Biosurfactant Applications are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on De3 Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on De3 Inc. could harm our reputation and materially negatively impact our financial condition and business.

Risk of purchasing shares
Investing in these shares is highly risky and the investor's entire investment may be lost

AI and Biosurfactants may experience hurdles to development
AI and biosurfactants may experience various difficulties during the development of the technologies and applications that are unforeseen. Costs of equipment and components may rise significantly and hinder our growth and development. Regulations and regulatory bodies may make it difficult for us to reach certain markets and generate revenue. Competition and new technology created by other parties may hinder our growth.

Changing laws may affect us
The changing of patent and other regulatory laws may affect our ability to file, protect, and enforce our IP.

Public Market Uncertainty
Fluctuations in the public market may cause inability to raise funds.

Worldwide recessions
Worldwide economic recessions may cause us the inability to execute our business plan.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Keith Louis De Santo	10,000,000	Class B Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Except as otherwise provided in the Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law.

Each holder of Class A Common Stock shall have no voting rights and each holder of Class B Common Stock shall have the right to one hundred fifty (150) votes per share of Class B Common Stock held on record by such holder.

Dividend, Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available.

Liquidation, Dissolution or Winding Up. Upon the dissolution, liquidation, or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders on a per share basis regardless of series of common stock.

(a) *Voluntary Conversion.* Each share of Class B Common Stock shall be convertible into two (2) fully paid and nonassessable share of Class A Common Stock at the option of the holder of each series B common stock thereof at any time upon written notice to the corporation.

Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 1 or 2 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, in this Certificate of Incorporation or the Bylaws.

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for other material rights in their entirety.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

150 votes per share.

Material Rights

Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Each holder of Class A Common Stock shall have no voting rights and each holder of Class B Common Stock shall have the right to one hundred fifty (150) votes per share of Class B Common Stock held on record by such holder.

Dividend, Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available.

Liquidation, Dissolution or Winding Up. Upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders on a per share basis regardless of series of common stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into two (2) fully paid and nonassessable share of Class A Common Stock at the option of the holder of each series B common stock thereof at any time upon written notice to the corporation.

Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 1 or 2 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, in this Certificate of Incorporation or the Bylaws.

What it means to be a minority holder

As a minority holder of Common Stock Series A non-voting shares of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Operations
  Date: November 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate presently for approximately two ()2 years. This is based on the prior 2-year expenses such as IP (~$35,000 yearly), R & D (~$30,000 yearly), and operating costs (~$10,000 yearly). The founder will continue to support the company financially if revenues are not generated or funds are not raised.

Foreseeable major expenses based on projections:

Major expenses will be IP, salaries, research & development, advertising/marketing, purchasing biosurfactants, administrative and operating costs, and gaining market share. IP cost for maintenance and future patent protection will exceed $100,000 in the near future. Salaries to hire and retain staff/talent in our sector will increase considerably due to expected demand and company growth/expansion. Purchasing of equipment (third-party or custom-made) will be significantly higher as the Company grows and expands. As we transition to a revenue-generating company, our marketing, administrative, and operating costs will increase.

Future operational challenges:

Future operational challenges include gaining market share, becoming profitable, and hiring and retaining specialized talent could cause operational challenges to the Company. Unexpected negative press in our target market sectors could lead to considerable challenges. Regulatory changes could hinder Company growth. If our products are not well received by the general public and consumers, it would greatly inhibit Company growth.

Future challenges related to capital resources:

Market circumstances such as increased inflation, an increase in interest rates, the overall economy, and stock market downturns would negatively affect our businesses and our ability to fundraise.

Future milestones and events:

Future milestones and events we foresee include a potential Reg A offering, market competition, new technology developed by another party, a future healthcare crisis, and a market downturn.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of available usage of credit on credit cards of $15,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our financial resources. They are critical to our company operations and we do not have any other funds or capital resources available. These funds are required to support research and development and to obtain revenues.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the company. 100% of the total funds will be made up of the Regulation Crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $10,000 for expenses related to research and development and intellectual property.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a projected monthly burn rate of $200,000 for expenses related to research and development, intellectual property, infrastructure for revenues, staffing, operation, general and administrative, and miscellaneous.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Currently, the Company has contemplated additional future sources of capital including Regulation A/A+ and lines of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

De3 Inc. will have a robust portfolio of companies, technologies, and IP that compromises its current $25 million valuation. The companies include Biosurfactants LLC, AI and ML LLC, Pathogen and Contaminate Detection LLC, and Decontamination and Cleaning using AI Inc. These companies provide us access to pursue market share in the agricultural, biochemical, pathogen detection, artificial intelligence, remediation, and related sectors.

Pathogen and Contaminate Detection LLC will manage all of the detection and cleanup services using our current and future detection systems, such as the liquid viewing and detection application. AI and ML LLC will perform all of the general AI engineering, consulting, and creating custom software/hardware systems implementing AI or general computer systems for clients. For example, counting systems for inventory monitoring or poll vote counting. Biosurfactants LLC will handle the production, transfer, and sale of rhamnolipid biosurfactant products, and any other biosurfactant- related matter. Decontamination and Cleaning using AI Inc. owns all of the IP, assets, and technologies which it licenses out the other entities.

Our IP portfolio gives us valuable advantages in our target sectors. We currently have over 25 patent applications, including international filings. We also have over 65, domestic and international, expired and abandoned patent applications, including granted patents, that could be revived. We have IP protection for our AI applications, rhamnolipid biosurfactant applications, unique processes, methods, apparatuses, and related. We are continuing to file new patents and will continue to file for patent protection for the foreseeable future for any and all new technologies, processes, etc. In late 2019 through early 2020, a Fortune 1000 specialty chemical company offered to purchase out all our IP, assets, and knowledge/know-how for $254 million as an earn-out and royalty payments in the future. That offer was declined as we believed it was highly undervalued based on our ability to scale our business and long-term growth potential.

Comparable AI companies with AI patents such as C3.ai, Inc. and UiPath, Inc. have mostly software-based IP which focuses solely on software suites and software systems. These companies are valued in the billions. We tackle not only software, but also, hardware integrations and developing go-to-market physical products within unique sectors such as pathogen detection systems. Other major rhamnolipid biosurfactant IP holders such as Stepan Co., Evonik Industries AG, AGAE Technologies, LLC, and Jeneil Biotech, Inc. are currently valued in the billions or have estimated revenues in the tens of millions. Our rhamnolipid IP predates much of those comparable companies and our IP controls prior art for several rhamnolipid technologies, applications, and production techniques given we have had some of the earliest patent filings on rhamnolipid. Those companies are strictly chemical companies without any AI capabilities or IP for AI use. Several chemical companies have reached out to us regarding purchase of our IP, licensing rights, and/or interest in our natural and sustainable rhamnolipid biosurfactant products.

Our trade and company secrets also provide competitive advantages that give De3 significant value. Those trade secrets include bacteria strains, processes, ratios, dilutions, carriers, applications, research, specific parts and materials, technologies, formulations, know-how and many more related trade and company secrets. We have over 20 years of research and development of our rhamnolipid biosurfactant applications, products, processes, and related information that is kept internally. These trade and company secrets were also an integral part of the aforementioned buyout offer.

We have several high-value tangible and intangible assets including 2 custom AI-based detection systems, 1 additional detection system, drones, robots, 6 redesigned custom conveyor systems, and a large domain name portfolio. Bundling some of our domain portfolio could increase the value of those assets.

Our team is also an invaluable asset that provides expertise, know-how, leadership, and experience that is indispensable to our company and future growth. We also have several Federal and State EPA filings, registrations, and testing for our rhamnolipid biosurfactant product RhamnoWash 10. RhamnoWash 10 is listed as a Surface Washing Agent on the National Oil and Hazardous Substance Pollution Contingency Plan (NCP) Product Schedule maintained by the USEPA. The Florida EPA also granted us approval for rhamnolipid wastewater and soil washing applications. The Florida Division of Waste Management notified us that they accept our Rhamnolipid Aqueous Solution for in situ bioremediation of petroleum hydrocarbons and metals in groundwater and soil.

We have positioned ourselves where, within the last year, 4 Fortune 1000 companies, including 1 petrochemical, 1 household chemical, 1 automotive, 1 lawn care, government municipalities, and local assisted living facility organizations have reached out to us and are interested in our rhamnolipid biosurfactants, detection approach, and/or technical expertise.

Trade secrets for biosurfactant technology presently do not exist in the public market yet. However, it is our opinion that with the valuations of Evonik and Stepan in the rhamnolipid sector, our rhamnolipid trade secrets can capture at least 5% of the market which is worth at least $10 million. A publicly traded company called C3.ai has algorithms that are worth at least $100 million. We believe our algorithms are specific in application and can be sold at the low end of the market for at least $15 million. That does not include all the other hardware, software, and biosurfactant applications and assets such as domains, IP portfolio, and other intangible assets.

Accordingly, we believe we have undervalued our valuation based on our assets and future potential growth. These factors have led to the current valuation.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  8.0%
  This percent of the funds will be used for marketing, advertising, social media, and other forms of increasing the company's online footprint.

- *Research & Development*
  19.0%
  These funds will be used to increase the capabilities of our technology and to keep pace with any new advancements in the sector.

- *Company Employment*
  15.0%
  These funds will also allow us initially hire the top-end talent and staff required for AI, technology development, and operations.

- *Software and Hardware Expansion*
  14.0%

These finds will be used for expanding, developing, and purchasing software and hardware equipment like liquid tube technology.

- *Working Capital*
  9.0%
  These funds will be used for miscellaneous expenses that arise from operations.

- *Intellectual Property*
  19.0%
  These funds will be used for patent applications, maintenance, and legal fees.

- *General and Administrative*
  10.5%
  These funds will be used for general and administrative costs such as insurance, offices, accounting, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://de3.ai/ (It will not be made public on the website).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/de3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR De3 Inc.

[See attached]

De3 Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021, and Period ended November 30th, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
De3 Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021, and November 30th, 2022, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 6, 2023
Vincenzo Mongio

Statement of Financial Position

	As of November 30,	As of December 31,	
	2022	2021	2020
ASSETS			
Current Assets			
Cash and Cash Equivalents	25	25	25
Total Current Assets	25	25	25
Non-current Assets			
Computers and Equipment, net of Accumulated Depreciation	13,003	-	-
Intangible Assets: Patents, net of Accumulated Amortization	34,206	11,695	1,020
Total Non-Current Assets	47,209	11,695	1,020
TOTAL ASSETS	47,234	11,720	1,045
LIABILITIES AND EQUITY			
Liabilities			
TOTAL LIABILITIES	-	-	-
EQUITY			
Common Stock - Series B	60	-	-
Additional Paid in Capital	126,276	35,441	10,967
Accumulated Deficit	(79,102)	(23,721)	(9,922)
Total Equity	47,234	11,720	1,045
TOTAL LIABILITIES AND EQUITY	47,234	11,720	1,045

Statement of Operations

	Period Ending November 30,	Year Ended December 31,	
	2022	2021	2020
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	282	57	65
General and Administrative	51,541	13,418	9,508
Rent and Lease	1,259	323	350
Depreciation	2,299	-	-
Total Operating Expenses	55,381	13,799	9,922
Operating Income (loss)	(55,381)	(13,799)	(9,922)
Earnings Before Income Taxes	(55,381)	(13,799)	(9,922)
Provision for Income Tax Expense/(Benefit)		-	-
Net Income (loss)	(55,381)	(13,799)	(9,922)

Statement of Cash Flows

	Period Ending November 30, 2022	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES			
Net Income (Loss)	(55,381)	(13,799)	(9,922)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	2,299	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,299	-	-
Net Cash provided by (used in) Operating Activities	(53,082)	(13,799)	(9,922)
INVESTING ACTIVITIES			
Patents	(22,511)	(10,675)	(1,020)
Equipment	(15,302)	-	-
Net Cash provided by (used by) Investing Activities	(37,813)	(10,675)	(1,020)
FINANCING ACTIVITIES			
Issuance of Common Stock Series B	60	-	-
Proceeds from Sale of Common Stock Series B	90,836	24,474	10,967
Net Cash provided by (used in) Financing Activities	90,896	24,474	10,967
Cash at the beginning of period	25	25	-
Net Cash increase (decrease) for period	-	-	25
Cash at end of period	25	25	25

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 4/8/2020 (Inception)	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Paid-in Capital	-	-	10,967	-	10,967
Net Income (Loss)	-	-	-	(9,922)	(9,922)
Ending Balance 12/31/2020	-	-	10,967	(9,922)	1,045
Issuance of Common Stock	-	-	-	-	-
Paid-in Capital	-	-	24,474	-	24,474
Net Income (Loss)	-	-	-	(13,799)	(13,799)
Ending Balance 12/31/2021	-	-	35,441	(23,721)	11,720
Issuance of Common Stock	10,000,000	60	90,836	-	90,896
Paid-in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(55,381)	(55,381)
Ending Balance 11/30/2022	10,000,000	60	126,276	(79,102)	47,234

De3 Inc.
Notes to the Unaudited Financial Statements
November 30th, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

De3 Inc. ("the Company") was formed in Delaware on November 2nd, 2022. The Company has various wholly owned subsidiaries which include the following companies:

Decontamination and Cleaning using AI Inc., a Florida corporation formed in April of 2020, which holds all intellectual property of the Company.

AI and ML LLC, a Florida LLC formed in November of 2022, which utilizes Artificial Intelligence and Machine Learning for counting and monitoring such as using machines instead of hand counting inventory

Biosurfactants, LLC, which is a Florida LLC formed in November of 2022, which utilizes Rhamnolipid to break down contaminates and is non-toxic to environments as it releases the bond between oil/metal and soil for environmental cleanups and breaks apart the cell walls of some pathogens like COVID-19.

Pathogen and Contaminate Detection LLC, a Florida LLC formed in November of 2022, which utilizes Artificial Intelligence and Machine Learning and liquid tubes for detection of pathogens and contaminates.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31st. The Company has no interest in variable interest entities. In accordance with ASC 805-50-45-5, for transactions between entities under common control or consolidated in a subsequent period, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiaries Decontamination and Cleaning using AI Inc, a Florida entity formed in April of 2020, AI and ML LLC a Florida entity formed in November of 2022, Biosurfactants, LLC a Florida entity formed in November of 2020, Pathogen and Contaminate Detection LLC a Florida entity formed in November of 2022. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for November 30, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 11/30/22
Computers and Equipment	2-10	15,302	(2,299)	-	13,003
Grand Total	**-**	**15,302**	**(2,299)**	**-**	**13,003**

Intangible Assets

A summary of the Company's intangible asset is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 11/30/22
Patents	20	34,206	-	-	34,206
Grand Total	**-**	**34,206**	**-**	**-**	**34,206**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of November 30th, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of November 30th, 2022.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 Common Shares Series A with no voting rights and with a par value of $0.000006 per share. No shares were issued or outstanding as of November 30th, 2022.

The Company has authorized 10,000,000 Common Stock Series B with the right of 150 votes per share and with a par value of $0.000006. All Common Stock Series B shares were issued to the founder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 6, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN DE3 TODAY!

Outsmarting the Smartest Pathogens

De3 has developed patent-pending, AI-powered technology enabling the real-time detection, identification, and elimination of pathogens and contaminants. The Company is ...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DETECTING AND ELIMINATING
PATHOGENS AND CONTAMINANTS
in air, soil, water, waste, and any hard surface
using advanced software/hardware and AI
DE3

$0.00 Raised

REASONS TO INVEST

- Our technology is currently capable of detecting and eliminating pathogens as small as bacteria, algae, and some larger viruses. We are currently looking to expand our capabilities to identify even smaller viruses such as COVID-19.
- The pathogen detection industry is predicted to grow to $5.7 billion by 2025, and we already have interest across a wide variety of use cases, from governmental agencies to several Fortune 1000 companies, including automotive, household and petrochemical, and pet distribution companies.*
- Our leadership experienced devastation and loss due to the global pandemic. With 15+ years of research development and over 25 filed patent applications, we are harnessing AI to prevent the contamination and pandemics of the future.

*Information from Markets and Markets (Source)

Invest Now
$2.50 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$500.00	$25M

THE PITCH

We are an AI company that can detect, identify, and eliminate pathogens and contaminants in targeted areas in soil, air, water, waste, and on hard surfaces. We enable clean-up efforts to be swift, targeted, and precise while avoiding the overuse and underuse of toxic remediation substances with our Rhamnolipid biosurfactant applications. With over 25 pending patents and interest from governmental agencies and Fortune 100 companies, we are ready to build a safer, healthier, and cleaner world.

OVERVIEW

An Intelligent Approach to Pathogen Elimination


From your backyard to the International Space Station
DE3 IS DEVELOPING SMARTER, SAFER CLEANING SOLUTIONS WITH ENDLESS APPLICATIONS

At De3, we aim to save lives through AI-enabled pathogen detection. By eliminating human error and reducing the time required between sampling and identification, we can reduce exposure to harmful pathogens and contaminants. Meanwhile, our ecologically friendly, naturally-occurring biosurfactant known as Rhamnolipid, can eliminate the detected pathogens and enables contaminant remediation without harmful toxins. In a study, *Application of Environment-Friendly Rhamnolipids against Transmission of Enveloped Viruses Like SARS-CoV2* (also known as Covid), Rhamnolipid products were investigated as disinfectants against enveloped viruses, such as bovine coronavirus and herpes simplex virus 1 (HSV-1). Findings indicated that the Rhamnolipid coated on masks or plastic surfaces can reduce the emission of SARS-CoV2 from an infected person and stop the spread of SARS-CoV2 (Source).

Together, these technologies can work together to make our planet healthier and safer for plants, animals, and humans.

THE PROBLEM & OUR SOLUTION

Faster, More Accurate Detection and Non-Toxic Elimination


Current pathogen and contaminant detection is
A TIME-CONSUMING, LAB-BASED PROCESS SUBJECT TO DELAYS AND HUMAN ERROR

Current pathogen and contaminant detection is a time-consuming, lab-based process subject to delays and human error. This can cause delays and halts to business operations and loss of revenues as businesses await results and decontamination efforts. Meanwhile, the only way to remediate environments of harmful pathogens and contaminants is to use toxic synthetic chemicals. In a world reshaped by the global pandemic, we are in urgent need of better solutions.


Leveraging advanced software/ hardware applications and AI to
DETECT PATHOGENS ON LOCATION AND IN REAL TIME

We can detect pathogens on location and in real-time using advanced software/hardware applications and AI. First, we place collected samples beneath a microscope which uses computer language systems, machine learning, and computer vision to identify on-the-spot which harmful pathogens are present. Then, we can prepare non-toxic Rhamnolipid solutions known to eliminate and remediate the most robust of the pathogens and contaminants present. Utilizing our processing and manufacturing trade secrets, proprietary bacteria strains, and future AI implementation, we can create precise calculations of ratios of Mono-rhamnolipid to Di-rhamnolipid, their carriers, and their dilutions for specific applications.


02:02

THE MARKET & OUR TRACTION

Meeting the Enormous Demand for Better Pathogen Detection


$5.7 BILLION
The expected global pathogen detection market by 2025
$4.18B ▸ $6.04B
Projected global biosurfactants market growth from 2022 through 2029
$35.86 MILLION
Expected increase by rhamnolipid market alone from 2021 to 2026

Source | Source | Source

The global pathogen detection market is expected to reach $5.7 Billion by 2025, growing at a CAGR of 12.2% (Source). Meanwhile, the global biosurfactants market is projected to grow from $4.18 billion in 2022 to $6.04 billion by 2029 at a CAGR of 5.4% (Source). With the increasing demand for green and non-toxic products, the rhamnolipid market alone is expected to increase by $35.86 million from 2021 to 2026 at a CAGR of 9.06% (Source).


WE HAVE RECEIVED INTEREST FROM MULTIPLE POTENTIAL PARTNERS, INCLUDING
Fortune 1000 automotive and chemical companies, Hillsborough and Pinellas County “FALA”(Florida Assisted Living Association) Chapters for Florida Assisted Living Facilities and the Byram River Project for the city of Greenwich, CT

We have filed more than 25 pending patents for our technology. Our rhamnolipid biosurfactant is tested and registered with the Federal and Florida EPA. Most recently, we developed “Project Claire,” a more automated version of our pathogen detection system that can be integrated with drones, robots, and liquid tube systems for faster sample collection and detection.

WHY INVEST

The Next Generation of Pathogen Detection


JOIN US AS WE AIM TO BUILD A HEALTHIER, CLEANER FUTURE

Now, more than ever, we need to get smarter about our approach to pathogens, contaminants, and preserving a healthy environment around us. With the introduction of new mutations of the COVID virus every year since 2019, the risk posed by future evolutions of viruses and bacteria has never been more evident. However, coating our fragile ecosystems with potentially harmful synthetic chemicals to protect ourselves from dangerous pathogens is not the answer. De3 provides a third option, an intelligent and targeted approach to pathogen detection and elimination. We are eliminating the reactionary "spray and pray" methods of the past which solved the immediate problem but were harmful to the environment in the long run. We aim to replace toxic chemicals with natural and safe alternatives. The applications are nearly infinite. From your backyard to the International Space Station.

We are at the forefront of global movements to detect and remove infections and outbreaks before they spread, reverse pollution and contaminants while banning harmful synthetic chemicals, using computer software systems, hardware, and AI to improve lives. Several Fortune 1000 companies have seen our use cases and have expressed interest in our applications and future potential.

With your support, we will continue to research and develop new and improved systems and services, with the goal of becoming the go-to leaders of automated pathogen and contaminant detection systems and natural biosurfactants.

ABOUT

HEADQUARTERS	VALUATION
100 S ASHLEY DR STE 600 **Tampa, FL 33602**	**$25M**

De3 has developed patent-pending, AI-powered technology enabling the real-time detection, identification, and elimination of pathogens and contaminants. The Company is continuing to enhance its intellectual property portfolio with continued developments and patent protection filings.

TEAM



Keith Louis De Santo
Founder / Chief Executive Officer / Chairman

As a serial entrepreneur, Keith founded DE3 with a mission to detect and eliminate pathogens and contaminates from the air, on surfaces, and in bodies of water without residual effect on the environment and to utilize AI to optimize businesses. He leverages his leadership and entrepreneurial prowess to DE3 to lead the company through its next phase of development and go-to-market strategies.

Keith has self-funded the company and technologies without incurring debt. He has researched, developed and filed over 24 patents with the USPTO and WIPO for artificial intelligence, machine learning, software programs and biosurfactant applications. He is the first person to be granted a Rhamnolipid biofilm patent from the USPTO which is at the core of DE3's technology.

He started his career on Wall Street after earning a Bachelor of Science degree in Mathematics from Northeastern University, and capitalized on his financial acumen and entrepreneurial spirit to found and successfully exit four companies before founding DE3.



Dr. Mehul Patel
Managing Director

While volunteering his time during the initial phases of the pandemic, Dr. Patel was diagnosed with severe Covid and required almost two months to recover. Dr. Patel is also a volunteer with the NYC Medical Reserve Corp helping and serving his community. He joined our team to support its mission to outsmart pathogens by detecting early and eliminating them before a full-fledged pandemic.

Dr. Patel graduated from Cornell University studying Policy Analysis and Management with a concentration in Health Policy and completed his medical school and training at SUNY Downstate College of Medicine. Dr. Patel is a New York State licensed physician who focuses on the importance of health, fitness, nutrition, and education. Dr. Patel brings a passion for startup firms and serves as an advisor for multiple companies. He serves as a CAAAN admissions member for his alma mater Cornell University. As a physician, he has focused his energy helping his patients and clients optimize their potential through a company he founded doing business as, Prixcel Health & Education Consulting.



Timothy Sierzega Rouse
Managing Director

Tim brings his leadership and passion for the development of novel technologies to the team. He is heading up the technical growth within and of the company, focusing on adapting the cutting edge to real-world applications. He is excited to solve the hard problems we are faced with today through the use of innovative technology solutions.

He brings a background as a Mechanical Engineer (BS) and as an Aerospace Engineer (BS and MS) to bear, as well as significant experience developing Artificial Intelligence solutions and leading AI Engineers / Data Scientists. He has worked in R&D, managing efforts and personally carrying them out, through to developing and deploying custom solutions. From Aviation to Medicine to Tech to Retail, a wide variety of experience and lessons learned are utilized to bring the team and our capabilities to the next level.



Francis Joe Trebbe III
Managing Director

Joe is an experienced healthcare executive with a demonstrated history of working in the hospital & health care industry. He is skilled in both non-profit and for-profit organizations, operational leadership, customer service, and strategic planning. Joe is a strong operations professional with a Master's degree focused in Social Work from Missouri State University with nearly 25 years experience.



Alyssa Nichole Cruz
Director of Client Services

Boasting over a decade of client services experience, Alyssa is a military veteran that boasts experience in leadership, technical assistance with various communications equipment, management skills, client relations, and administrative services. She brings this expertise to facilitate positive client relationships with its customers.

She holds several certifications, including a CompTIA Security+ CE Certification, is a Splunk Core Certified User, and an EC-Council Certified Ethical Hacker.



Daniel Ramon Rojas
Director of Operations

Daniel is an integral member of the founding team, providing product and software development strategy at the earliest stage of the company's inception. He serves in an administrative and product development capacity. He also leads the initiatives to drive the AI development efforts and is focused on continuously developing and improving our product capabilities.

Daniel has a Computer Programming Specialist Certification and has a background in computer programming and web development.



Steven Joseph Brownstein
Director of IT

Steven brings an information technology background to the team, with over a decade of experience across military, government, and the private sector. He specializes in building high-performance teams, prioritizing world-class customer service and customer experience, while driving automation and cost saving initiatives to benefit the organization.

He has served in the US Army in an IT capacity, and has also held technical positions with Lockheed Martin, Borland-Groover Clinic, and the USDA.



Jesse Edmond Fabish
Director of Debt and Equity Financing

After spending the first half of his career designing structural systems, Jesse found his true passion in building teams and optimizing processes, recently supporting a multibillion-dollar national defense project. He is a structural engineer licensed in three states, California, Massachusetts and Arizona, and specializes in strategically connecting people to grow personal and corporate success.

Jesse will drive both the capital raises required to scale the business, and the revenue generation from customers. He brings experience as an Engineering Apprentice with the US Air Force, and most recently served as an Engineering Supervisor for FDH, a civil engineering firm in Raleigh, North Carolina.

TERMS

DE3

Overview

PRICE PER SHARE
$2.50

VALUATION
$25M

DEADLINE
Apr 25, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$500.00

OFFERING TYPE
Equity

MAX INVESTMENT
$100,000.00

ASSET TYPE

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
4,000

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**De3 Inc.**
Corporate Address	**100 S ASHLEY DR STE 600, Tampa, FL 33602**
Offering Minimum	**$10,000.00**
Offering Maximum	**$1,235,000.00**
Minimum Investment Amount (per investor)	**$500.00**

Terms

Offering Type	**Equity**
Security Name	**Class A Common Stock**
Minimum Number of Shares Offered	**4,000**
Maximum Number of Shares Offered	**494,000**
Price per Share	**$2.50**
Pre-Money Valuation	**$25,000,000.00**

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Friends and Family Early Birds

Invest within the 48 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the three weeks and receive 5% bonus shares

Amount-Based:

$25,000 | Tier 1

Invest up to $25,000 and receive a 3% Bonus of Series A Common Stock non-voting shares.

$50,000 | Tier 2

Invest up to $50,000 and receive a 5% Bonus of Series A Common Stock non-voting shares.

$100,000 | Tier 3

Invest up to $100,000 and receive a 10% Bonus of Series A Common Stock non-voting shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

De3 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Primary Video Transcript

Especially in our current world, pathogen detection could make a huge improvement for people and companies around the world! In large buildings like hospitals, schools, assisted living facilities, shopping centers, cruise ships, and more, pathogens can spread rapidly!

But what if instead of just treating the environment blindly, we actually detect and treat areas with appropriate measures? That's where we come in! De3 Inc. is an artificial intelligence company that detects pathogens and contaminants in real time! This approach enables the clean-up efforts to be targeted and precise and avoids the overuse of remediation substances.

We can detect and identify pathogens and contaminants in water, on surfaces, and in air in real-time. And then, we can clean and treat environments with a non-toxic and natural Rhamnolipid Biosurfactant. Rhamnolipid is a naturally occurring substance known to be effective in a wide array of applications from destroying the COVID-19 virus to removing oil from soil and water.

Let's take control of our health back, with De3's solutions!

2nd Video Transcript:

DE3 has developed new pathogen and contaminant identification technology. This new technology utilizes transparent liquid tubes, folded mirror lenses, drones, robots, cantilevers and deposit reservoirs.

Here's how our system views and detects matter accurately:

A drone or robot can gather pathogens and contaminants directly from hard-to-reach locations on the ground, in water, in elevated areas, or in the air by mechanical arm or by the dipping or dragging method. The drone or robot then travels to and deposits the sample into the opened reservoir where the sample can be entered into the transparent liquid tubing system. For harder or larger material, the reservoir can break apart the material to smaller pieces using a matter combo buster device on top and bottom of the reservoir to create finer material. This reservoir is directly connected to the liquid tube.

Once the matter is at the bottom of the reservoir, a pump will automatically pump the liquid combined with matter from the reservoir into the transparent tube apparatus. This will bring the sample to the viewing area for detection and identification. The viewing area has a microscope with imaging feeds connected directly to a computer. This computer uses software systems and artificial intelligence to detect, identify, and classify any potentially hazardous material in real-time. The system can continuously pump through the sample so more data can be compiled for more accurate reporting. The sample can then be sent to a final reservoir containing rhamnolipid biosurfactants that can eliminate the contaminant or pathogen.

Various different metrics can be obtained using this new apparatus like concentrations, sizes, amounts, color, types of material, and other useful information from which the AI can learn and improve.

If you'd like to know more, visit us at de3.ai.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:28 AM 11/02/2022
FILED 10:28 AM 11/02/2022
SR 20223918987 - File Number 7083065

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is De3 Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, 19808. The name of the registered agent of the corporation at that address is Corporation Service Company.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV: AUTHORIZED STOCK

1. **Total Authorized.**

The total number of shares of all classes of capital stock that the corporation has authority to issue is 110,000,000 (one hundred ten million) shares, consisting of: 100,000,000 (one hundred million) shares of Class A Common Stock, $0.000006 par value per share ("***Class A Common Stock***"), 10,000,000 (ten million) shares of Class B Common Stock, $0.000006 par value per share ("***Class B Common Stock***" and together with the Class A Common Stock, hereafter known as the "***Common Stock***") The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the common stock representing a majority of the voting power of all the then-outstanding shares of common stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. **Rights of Class A Common Stock and Class B Common Stock.**

2.1. Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

2.2. Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Each holder of Class A Common Stock shall have no voting rights and each holder of Class B Common Stock shall have the right to one hundred fifty (150) votes per share of Class B Common Stock held on record by such holder.

2.3. Dividend, Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available.

2.4. Liquidation, Dissolution or Winding Up. Upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders on a per share basis regardless of series of common stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into two (2) fully paid and nonassessable share of Class A Common Stock at the option of the holder of each series B common stock thereof at any time upon written notice to the corporation.

2.5. Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

2.6. Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 1 or 2 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, in this Certificate of Incorporation or the Bylaws.

3. **Definitions.** For purposes of this Certificate of Incorporation:

All Board Members - means the entire board of directors that are selected by the common stock holders to vote including the chairman of the board.

Common stock - both series A common stock and series B common stock.

ARTICLE V: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of all Board members. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation and such adoption, amendment or repeal of the Bylaws of the corporation by the stockholders shall require the affirmative vote of a majority in voting power of all of the then outstanding shares of common stock of the corporation entitled to vote generally in the election of directors, voting together as a single class. Such adoption, amendment or repeal of the Bylaws of the corporation by the stockholders shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the common stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. **Director Powers.** The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

2. **Number of Directors.** Subject to the rights of the holders of common stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by resolution adopted by a majority of all Board members.

3. **Term and Removal.**

(a) Each director shall hold office for a term of one year. Each director shall hold office until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon notice to the corporation given in writing or by any electronic transmission permitted in the corporation's Bylaws or in accordance with applicable law. No decrease in the number of directors constituting the entire board shall shorten the term of any incumbent director.

(b) Notwithstanding anything in this Section 3 of this ARTICLE VI to the contrary, subject to the rights of the holders of common stock with respect to directors elected thereby, no director may be removed except for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of common stock of the corporation then entitled to vote at an election of directors voting together as a single class.

(c) Any director can be removed by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of the common stock of the corporation entitled to vote generally in the election of directors, voting together as a single class

4. **Vote by Ballot.** Election of directors need not be by written ballot.

ARTICLE VII: DIRECTOR LIABILITY; INDEMNIFICATION

1. **Limitation of Liability.** To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation

of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. **Indemnification.** The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, her or his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

3. **Change in Rights.** Neither any amendment nor repeal of this ARTICLE VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII: MATTERS RELATING TO STOCKHOLDERS

1. **No Action by Written Consent of Stockholders.** Subject to the rights of the holders of common stock with respect to actions by the holders of shares of such series, (a) no action shall be taken by the stockholders of the corporation except at a duly called annual or special meeting of stockholders.

ARTICLE IX: CHOICE OF FORUM

Unless the corporation consents in writing to the selection of an alternative forum by a majority vote of common stock holders, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of common stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX.

ARTICLE X: AMENDMENT TO CERTIFICATE OF INCORPORATION

The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. The affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of common stock of the corporation entitled to vote, voting together as a single class are required to amend this Certificate of Incorporation. All rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of applicable law that might otherwise permit a lesser vote or no vote, any amendment to or repeal of this ARTICLE X or ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII or ARTICLE IX of this Certificate of Incorporation (or the adoption of any provision inconsistent therewith) shall require the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of common stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Keith Louis De Santo
100 S Ashley Drive, Suite 600
Tampa, Florida 33602
Incorporator
November 1, 2022

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DE3 INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF NOVEMBER, A.D. 2022, AT 10:28 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7083065 8100
SR# 20223918987

Authentication: 204760476
Date: 11-02-22